FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated October 31, 2011
2.	Financial results for the quarter and half-year ended September 30, 2011
3.	Certificate of S.R. Batliboi & Co., statutory auditors of the Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 31, 2011	By:	/s/ Shanthi Venkatesan
			Name	:	Shanthi Venkatesan
			Title	:	Assistant General Manager

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 31, 2011

Performance Review – Quarter ended September 30, 2011

•
43% year-on-year increase in consolidated profit after tax to Rs. 1,992 crore (US$ 407 million) for the quarter ended September 30, 2011 from Rs. 1,395 crore (US$ 285 million) for the quarter ended September 30, 2010

•	20% year-on-year increase in advances to Rs. 233,952 crore (US$ 47.8 billion) at September 30, 2011

•	Current and savings account (CASA) ratio at 42.1% at September 30, 2011

•	Net non-performing asset ratio decreased to 0.80% at September 30, 2011 from 1.37% at September 30, 2010 and 0.91% at June 30, 2011

•	Provisions decreased 50% to Rs. 319 crore (US$ 65 million) in Q2-2012 from Rs. 641 crore (US$ 131 million) in Q2-2011.

•	Strong capital adequacy ratio of 18.99% and Tier-1 capital adequacy of 13.14% at September 30, 2011

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the six months ended September 30, 2011.

Profit & loss account

•
Consolidated profit after tax of the Bank increased by 47% to Rs. 3,658 crore (US$ 747 million) for the six months ended September 30, 2011 (H1-2012) from Rs. 2,486 crore (US$ 508 million) for the six months ended September 30, 2010 (H1-2011).

•	Standalone profit after tax increased 25% to Rs. 2,835 crore (US$ 579 million) for H1-2012 from Rs. 2,262 crore (US$ 462 million) for H1-2011.

•	Standalone profit after tax increased 22% to Rs. 1,503 crore (US$ 307 million) for Q2-2012 from Rs. 1,236 crore (US$ 252 million) for Q2-2011.

•	Net interest income increased 14% to Rs. 2,506 crore (US$ 512 million) in Q2-2012 from Rs. 2,204 crore (US$ 450 million) in Q2-2011.

•	Fee income increased 7% to Rs. 1,700 crore (US$ 347 million) in Q2-2012 from Rs. 1,590 crore (US$ 325 million) in Q2-2011.

•	Provisions decreased 50% to Rs. 319 crore (US$ 65 million) in Q2-2012 from Rs. 641 crore (US$ 131 million) in Q2-2011.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

The Bank has continued with its strategy of pursuing profitable growth. In this direction, the Bank continues to leverage its strong corporate franchise, its international presence and its expanded branch network in India. At September 30, 2011, the Bank had 2,535 branches and 6,913 ATMs, the largest branch network among private sector banks in the country.

Credit growth

Advances increased by 20% year-on-year to Rs. 233,952 crore (US$ 47.8 billion) at September 30, 2011 from Rs. 194,201 crore (US$ 39.6 billion) at September 30, 2010.

Deposit growth

During Q2-2012, savings deposits and current account deposits increased by Rs. 3,291 crore (US$ 672 million) and Rs. 3,220 crore (USD 657 million) respectively. At September 30, 2011 savings account deposits were Rs. 70,149 crore (US$ 14.3 billion) and current account deposits were Rs. 32,997 crore (US$ 6.7 billion). The CASA ratio at September 30, 2011 was 42.1%.

Capital adequacy

The Bank’s capital adequacy at September 30, 2011 as per RBI’s guidelines on Basel II norms was 18.99% and Tier-1 capital adequacy was 13.14%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

Asset quality

Net non-performing assets decreased 30% to Rs. 2,236 crore (US$ 457 million) at September 30, 2011 from Rs. 3,192 crore (US$ 652 million) at September 30, 2010. The Bank’s net non-performing asset ratio decreased to 0.80% at September 30, 2011 from 1.37% at September 30, 2010 and 0.91% at June 30, 2011. The Bank’s provision coverage ratio computed in accordance with RBI guidelines at September 30, 2011 was 78.2% compared to 69.0% at September 30, 2010 and 76.9% at June 30, 2011. Net restructured assets at September 30, 2011 were Rs. 2,501 crore (US$ 511 million).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Insurance subsidiaries

The profit after tax of ICICI Prudential Life Insurance Company (ICICI Life) for Q2-2012 was Rs. 350 crore (US$ 71 million) compared to a profit of Rs. 15 crore (US$ 3 million) during Q2-2011 (excluding surplus of Rs. 254 crores (US$ 52 million) in non-participating policyholders’ funds in Q2-2011). The assets under management were Rs. 64,849 crore (US$ 13.2 billion) at September 30, 2011.

The gross premium income of ICICI Lombard General Insurance Company (ICICI General) increased by 20% to Rs. 1,306 crore (US$ 267 million) in Q2-2012 from Rs. 1,091 crore (US$ 223 million) in Q2-2011. ICICI Lombard’s profit after tax for Q2-2012 was Rs. 56 crore (US$ 11 million) compared to a profit of Rs. 104 crore (US$ 21 million) for Q2-2011, mainly due to higher sourcing costs and lower investment income.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	FY2011	Q1-2011	Q2-2011	H1-2011	Q1-2012	Q2-2012	H1-2012
Net interest income	9,017	1,991	2,204	4,195	2,411	2,506	4,917
Non-interest income	6,648	1,680	1,578	3,258	1,643	1,740	3,383
- Fee income	6,419	1,413	1,590	3,003	1,578	1,700	3,278
- Lease and other income	444	163	132	295	90	120	210
- Treasury income	(215)	104	(144)	(40)	(25)	(80)	(105)
Less:
Operating expense	6,381	1,425	1,500	2,925	1,774	1,844	3,618
Expenses on direct market agents (DMAs)1	157	36	35	71	34	36	70
Lease depreciation	79	22	35	57	12	12	24
Operating profit	9,048	2,188	2,212	4,400	2,234	2,354	4,588
Less: Provisions	2,287	798	641	1,439	454	319	773
Profit before tax	6,761	1,390	1,571	2,961	1,780	2,035	3,815
Less: Tax	1,610	364	335	699	448	532	980
Profit after tax	5,151	1,026	1,236	2,262	1,332	1,503	2,835

1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront
2.	Results for FY2011 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010
3.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore
	September	March	June 30,	September
	30, 2010	31, 2011	2011	30, 2011
Assets
Cash & bank balances
	34,848	34,090	34,894	36,179
Advances	194,201	216,366	220,693	233,952
Investments	136,275	134,686	139,556	147,685
Fixed & other assets	24,674	21,092	20,072	22,909
Total	389,998	406,234	415,215	440,725
Liabilities
Net worth	53,975	55,091	56,461	58,602
- Equity capital	1,151	1,152	1,152	1,152
- Reserves	52,824	53,939	55,309	57,450
Deposits	223,094	225,602	230,678	245,092
CASA ratio	44.0%	45.1%	41.9%	42.1%
Borrowings1	97,010	109,554	114,051	121,324
Other liabilities	15,919	15,987	14,025	15,707
Total	389,998	406,234	415,215	440,725
1.	Borrowings include preference shares amounting to Rs. 350 crore
2.	Figures for March 31, 2011 and September 30, 2010 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 48.98

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara – 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051.
Web site: http:www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2011	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	March 31, 2011
		(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	8,157.62	7,618.52	6,309.10	15,776.14	12,121.64	25,974.05
	a) Interest/discount on advances/bills	5,380.74	4,935.13	3,949.17	10,315.87	7,727.70	16,424.78
	b) Income on investments	2,344.98	2,251.03	1,916.13	4,596.01	3,574.68	7,905.19
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	115.27	113.83	82.30	229.10	180.36	366.77
	d) Others	316.63	318.53	361.50	635.16	638.90	1,277.31
2.	Other income	1,739.55	1,642.89	1,577.93	3,382.44	3,258.44	6,647.90
3.	TOTAL INCOME (1)+(2)	9,897.17	9,261.41	7,887.03	19,158.58	15,380.08	32,621.95
4.	Interest expended	5,651.18	5,207.60	4,104.72	10,858.78	7,926.21	16,957.15
5.	Operating expenses (e)+(f)+(g)	1,892.24	1,819.78	1,570.37	3,712.02	3,053.86	6,617.25
	e) Employee cost	842.70	732.85	624.26	1,575.55	1,199.85	2,816.94
	f) Direct marketing expenses	36.22	33.62	35.48	69.84	71.29	157.03
	g) Other operating expenses	1,013.32	1,053.31	910.63	2,066.63	1,782.72	3,643.28
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	7,543.42	7,027.38	5,675.09	14,570.80	10,980.07	23,574.40
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	2,353.75	2,234.03	2,211.94	4,587.78	4,400.01	9,047.55
8.	Provisions (other than tax) and contingencies	318.79	453.86	641.14	772.65	1,438.96	2,286.84
9.	Exceptional items	..	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)-(8)-(9)	2,034.96	1,780.17	1,570.80	3,815.13	2,961.05	6,760.71
11.	Tax expense (h)+(i)	531.77	447.97	334.53	979.74	698.80	1,609.33
	h) Current period tax	544.48	527.03	495.10	1,071.51	1,010.20	2,141.11
	i) Deferred tax adjustment	(12.71)	(79.06)	(160.57)	(91.77)	(311.40)	(531.78)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)-(11)	1,503.19	1,332.20	1,236.27	2,835.39	2,262.25	5,151.38
13.	Extraordinary items (net of tax expense)	..	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)-(13)	1,503.19	1,332.20	1,236.27	2,835.39	2,262.25	5,151.38
15.	Paid-up equity share capital (face value Rs. 10/-)	1,152.47	1,152.18	1,150.83	1,152.47	1,150.83	1,151.82
16.	Reserves excluding revaluation reserves	57,448.45	55,308.14	52,824.02	57,448.45	2,824.02	53,938.83
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..	..	..	..
	ii) Capital adequacy ratio	18.99%	19.57%	20.23%	18.99%	20.23%	19.54%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months/six months) (in Rs.	13.05	11.56	10.91	24.61	20.11	45.27
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months/six months) (in Rs.)	13.00	11.51	10.86	24.51	20.03	45.06
18.	NPA Ratio1
	i) Gross non-performing advances (net of write-off)	10,021.25	9,982.76	10,141.16	10,021.25	10,141.16	10,034.26
	ii) Net non-performing advances	2,183.77	2,302.52	3,145.23	2,183.77	3,145.23	2,407.36
	iii) % of gross non-performing advances (net of write-off) to gross advances	4.14%	4.36%	5.03%	4.14%	5.03%	4.47%
	iv) % of net non-performing advances to net advances	0.93%	1.04%	1.62%	0.93%	1.62%	1.11%
19.	Return on assets (annualised)	1.41%	1.30%	1.31%	1.36%	1.23%	1.35%
20.	Public shareholding
	i) No. of shares	1,152,412,079	1,152,129,421	1,147,919,537	1,152,412,079	1,147,919,537	1,151,772,372
	ii) Percentage of shareholding	100	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
1.
At September 30, 2011, the percentage of gross non-performing customer assets to gross customer assets was 3.52% and net non-performing customer assets to net customer assets was 0.80%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)
	At
	September 30, 2011	June 30, 2011	September 30, 2010	March 31, 2011
Particulars	(Audited)	(Audited)	(Audited)	(Audited)
Capital and liabilities
Capital	1,152.47	1,152.18	1,150.83	1,151.82
Employees stock options outstanding	1.32	0.81	..	0.29
Reserves and surplus	57,448.45	55,308.14	52,824.02	53,938.83
Deposits	245,091.72	230,677.76	223,094.12	225,602.11
Borrowings (includes preference shares and subordinated debt)	121,323.66	114,051.03	97,009.75	109,554.28
Other liabilities	15,707.59	14,025.37	15,919.28	15,986.34
Total Capital and liabilities	440,725.21	415,215.29	389,998.00	406,233.67

Assets
Cash and balances with Reserve Bank of India	23,301.52	19,218.36	22,867.21	20,906.97
Balances with banks and money at call and short notice	12,877.47	15,676.01	11,980.60	13,183.11
Investments	147,684.88	139,555.95	136,275.51	134,685.96
Advances	233,952.22	220,693.03	194,200.72	216,365.90
Fixed assets	4,696.52	4,699.42	4.780.83	4,744.26
Other assets	18,212.60	15,372.52	19,893.13	16,347.47
Total Assets	440,725.21	415,215.29	389,998.00	406,233.67

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2011	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	March 31, 2011
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	16,110.61	14,749.79	14,464.55	30,860.40	27,999.86	61,594.70
2.	Net profit	1,991.68	1,666.77	1,384.94	3,658.45	2,485.94	6,093.27
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months/six months) (in Rs.)	17.28	14.47	12.31	31.75	22.10	53.54
	b)Diluted EPS (not annualised for three months/six months) (in Rs.)	17.20	14.37	12.23	31.57	21.98	53.25

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED

(Rs. in crore)
Sr. No.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2011	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	March 31, 2011
		(Unudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
a	Retail Banking	4,852.42	4,682.83	3,943.78	9,535.25	7,771.56	15,973.49
b	Wholesale Banking	6,344.67	5,644.05	4,625.18	11,988.72	8,840.07	19,323.27
c	Treasury	7,230.43	7,013.95	5,597.34	14,244.38	11,116.14	23,744.18
d	Other Banking	65.50	70.02	130.73	135.52	204.48	430.31
	Total segment revenue	18,493.02	17,410.85	14,297.03	35,903.87	27,932.25	59,471.25
	Less: Inter segment revenue	8,595.85	8,149.44	6,410.00	16,745.29	12,552.17	26,849.30
	Income from operations	9,897.17	9,261.41	7,887.03	19,158.58	15,380.08	32,621.95
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	105.60	(84.14)	(116.74)	21.46	(334.07)	(514.19)
b	Wholesale Banking	1,595.29	1,205.52	1,210.68	2,800.81	2,140.52	4,899.70
c	Treasury	347.12	635.05	430.97	982.17	1,087.12	2,200.70
d	Other Banking	(13.05)	23.74	45.89	10.69	67.48	174.50
	Total segment results	2,034.96	1,780.17	1,570.80	3,815.13	2,961.05	6,760.71
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	2,034.96	1,780.17	1,570.80	3,815.13	2,961.05	6,760.71
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(98,663.37)	(90,850.77)	(72, 171.99)	(98,663.37)	(72, 171.99)	(87,448.42)
b	Wholesale Banking	88,891.70	82,868.20	45,168.68	88,891.70	45,168.68	80,539.62
c	Treasury	61,675.92	58,192.33	74,327.81	61,675.92	74,327.81	54,883.25
d	Other Banking	1,224.37	817.29	724.74	1,224.37	724.74	963.00
e	Unallocated	5,473.62	5,434.08	5,925.61	5,473.62	5,925.61	6,153.49
	Total	58,602.24	56,461.13	53,974.85	58,602.24	53,974.85	55,090.94

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on “Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury” includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on ‘Interim Financial Reporting’.
2.
The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank) with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by the Reserve Bank of India vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of 10/- each fully paid-up for every 118 equity shares of 10/- each of Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

3.
The provision coverage ratio of the Bank at September 30, 2011, computed as per the RBI circular dated December 1, 2009, is 78.2% (June 30, 2011: 76.9%; March 31, 2011: 76.0%; September 30, 2010: 69.0%).

4.
In accordance with the clarification issued by Insurance Regulatory and Development Authority (IRDA) dated December 27, 2010 stating that the surplus arising on the non-participating policyholders’ funds (non-par funds) may be recognised in the profit and loss account on a quarterly basis instead of only at financial year-end, ICICI Prudential Life Insurance Company (ICICI Life) transfers the surplus on the non-par funds in the profit and loss account on a quarterly basis with effect from the three months ended December 31, 2010 (Q3-2011). Accordingly, the net loss after tax of ICICI Life of 100.99 crore for the six months ended September 30, 2010 (H1-2011) does not include the surplus on the non-par funds of 488.88 crore and the net profit after tax of 14.90 crore for the three months ended September 30, 2010 (Q2-2011) does not include the surplus on the non-par funds of 254.17 crore, which was transferred to the profit and loss account in Q3-2011.

5.	During the three months ended September 30, 2011, the Bank has allotted 282,658 equity shares of 10/- each pursuant to exercise of employee stock options.
6.	Status of equity investors’ complaints/grievances for the three months ended September 30, 2011:

Opening balance	Additions	Disposals	Closing balance
2	11	13	0

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above financial results have been approved by the Board of Directors at its meeting held on October 31, 2011.
9.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.
10.	Rs. 1 crore = Rs. 10 million.

/s/ N. S. Kannan
Place : Mumbai	N. S. Kannan
Date : October 31, 2011	Executive Director & CFO

Item 3

6th Floor, Express Towers Nariman Point Mumbai-400 021, India Tel: +91 22 6192 0000 Fax: +91 22 6192 2000

Auditor's Report on Half Yearly Financial Results of the Bank Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of ICICI Bank Limited

1.
We have audited the financial results of ICICI Bank Limited (the 'Bank') for the six months ended September 30, 2011, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding 'Public Shareholding' and 'Promoter and Promoter Group Shareholding' which have been traced from disclosures made by the management and have not been audited by us. These half yearly financial results have been prepared from interim financial statements, which are the responsibility of the Bank's management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India read with the relevant requirements of the listing agreements entered into by the Bank with Bombay Stock Exchange Limited and National Stock Exchange of India Limited ('Listing Agreement'). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 988,558.4 million as at September 30, 2011, the total revenue of Rs. 23,116.4 million for the six months ended September 30, 2011 and net cash flows amounting to Rs. 37,277.3 million for the six months period then ended. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these half yearly financial results:

(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit for the six months ended September 30, 2011.

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the company in terms of clause 35 of the Listing Agreement and found the same to be correct.

/s/ S.R. Batliboi & Co.

For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

/s/ Shrawan Jalan

per Shrawan Jalan
Partner
Membership No.: 102102
Mumbai; October 31, 2011